UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
April 1, 2010
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                     Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___)
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___)
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                     No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED
By:	/s/ Stuart MacKenzie
Name Stuart MacKenzie
	Title:	Group Secretary & General Counsel

Date: April 1, 2010

1 April 2010
LGL appoints new CEO
Leading gold miner Lihir Gold Ltd (LGL) has appointed former BHP senior executive Graeme Hunt as Managing Director and Chief Executive Officer.
LGL Chairman Ross Garnaut said Mr Hunt was the ideal candidate for the CEO role, possessing strong leadership skills, wide mining industry knowledge and extensive experience in strategic development.
A metallurgist by training, Mr Hunt, 53, previously spent 34 years with BHP Billiton. Starting as a metallurgical trainee in 1975 at the Port Kembla Steelworks, he advanced his career through a variety of roles, eventually becoming President of the global Iron Ore division from 1999 to 2006, and then President of the global Aluminium division in 2006 and 2007. His final role at BHP was as President of Uranium, including responsibility for the Olympic Dam Expansion. He left BHP in March last year.
As President of Iron Ore, Graeme presided over a major programme of building and utilizing strategic options for increasing value through expanding production from a huge resource, which continues today.
Mr Hunt will relocate to Brisbane from Melbourne, and will take up his position immediately.
“We are delighted to have an executive of Graeme’s calibre in place to lead LGL to the next stage of its development,” said Dr Garnaut.
“LGL is well placed to deliver increasing returns to shareholders in the next few years, with major growth projects well advanced in Papua New Guinea and in West Africa.
“Graeme possesses all of the qualities and experience the Board was looking for to ensure that the company delivers on its commitments and builds on its strong asset base to create value for shareholders.”
Mr Hunt said he was looking forward to the opportunity to lead LGL into the next stage of its growth strategy.
“LGL has great assets in three countries, a talented management team in place, and significant untapped potential,” Mr Hunt said.
“I believe the company has an exciting future ahead of it and I am delighted to be a part of that growth and development,” he said.

GPO Box 905
Lihir Gold Limited	Phone: +617 3318 3300	Brisbane QLD 4001 Australia
Incorporated in Papua New Guinea	Fax: +617 3318 9203	Level 9, 500 Queen Street
ARBN 069 803 998	Website: www. LGLGold.com	Brisbane QLD 4000 Australia

Dr Garnaut also paid tribute to LGL’s Chief Financial Officer, Phil Baker, who stepped into the CEO role on a temporary basis in January.
“Phil has done an excellent job in the interim, and was seen in the market as an outstanding leader of the company. We are very fortunate to have him on the senior executive team, and we look forward to his continued contribution,” he said.
Mr Hunt’s contract is available on the company’s web site, at www.lglgold.com, along with a detailed career history.
For further information, contact:
Joe Dowling
GM Corporate Affairs
07 3266 8382 or 0421 587755
Josie Brophy
Corporate Communications Manager
07 3318 3317 or 0448 177 502

Page 2.

Graeme Peter Hunt
PROFESSIONAL EXPERIENCE:
May 2009-Dec 2009
Chair Australian Government’s Renewable Energy Committee
Dec 2009-Current
Chair Interim Board Australian Centre for Renewable Energy
•	Appointed by Martin Ferguson, Federal Minister for Resources and Energy to advise on allocation of $400m Renewable Energy Demonstration Plant Fund.
July 2007 — March 2009
BHP — President Uranium & Olympic Dam Development — Melbourne/Adelaide. Reported to:
Chief Executive Officer
•	Established the Uranium Customer Sector Group. Key focuses were the development of global market opportunities for Uranium and the continued operational improvement and expansion of Olympic Dam. The Olympic Dam Expansion Project (ODX) was planned to be the world’s largest mining project with reported market estimates of US$15b plus investment.
April 2006 — July 2007
BHP — President Aluminium — London
Reported to: Group President Non-Ferrous
•	Based in London and responsible for the global Aluminium business across

•	Australia, South American and Southern African assets

•	Completed Alumina refinery expansion of Worsley US$600m, and reviewed next stage Worsley expansion approach with subsequently approved US$2.2b investment.

•	Reviewed and focussed commodity strategy on strategic key tier one opportunities, Guinea and Democratic Republic of Congo

•	Achieved participation in Guinea Alumina JV project

•	Reviewed Suriname growth direction
October 1999 — April 2006
President Iron Ore, based in Perth and Melbourne
Reported to: Group President Carbon Steel Materials
•	Responsible for WA Iron Ore operations and Boodarie Iron HBI plant.

•	Subsequent global responsibility for Iron Ore, with Samarco JV (Brazil) and global commodity business development added to the role.

•	Conceived Project Spectrum to simplify and re-engineer WAIO business model. This re-engineering forms basis of current growth strategy with RGP4 and RGP5 currently under execution. Total investment US$7.0b to take capacity to 205 mtpa.
Jan — Oct 1999
Vice-President Portfolio Restructure Strategy BHP Corporate
Reported to: Chief Financial Officer
•	Project leader for proposed merger of BHP Iron Ore with Rio Tinto Hamersley Iron. (Transaction value circa US$8b).
•	Responsible for overall project management including oversight of all commercial, legal and due diligence processes.

Page 3.

1995 — 1998
Group General Manager & Senior Vice-President BHP Manganese — Melbourne
Reported to: Chief Executive Officer BHP Minerals
•	Global responsibility for all aspects of Manganese divisional business performance

•	Responsible for review of strategy and divestment of business to Billiton PLC
1992 — 1995
General Manager, Port Kembla Coal Terminal Ltd, Port Kembla NSW
Reported to: Group General Manager Collieries Division / Chairman PKCT Board
1991 — 1992
NSW Ports Manager — BHP Transport Ltd
1990 — 1991
Port Kembla Manager — BHP Transport Ltd
1988 — 1990
Supt Raw Materials Handling Dept — Port Kembla Steelworks
1985 —1988
Senior Iron making Officer, Ironmaking Department — Port Kembla Steelworks
1983 — 1985
Senior Technical Assistant — Sinter Plant Dept — Port Kembla Steelworks
1980 — 1983
Technical Assistant, Raw Materials Dept — Port Kembla Steelworks
1975 — 1980
Joined BHP Steel as Metallurgical Trainee. Part-time university study and employed in various supervisory and technical roles
MEMBERSHIPS — Recent & Current:
•	Senior Vice-Chairman of Minerals Council of Australia (MCA) until 31/3/09

•	Chairman & Director of the Australian Uranium Association (AUA) until 31/3/09

•	Director of World Energy Council Australia (WECA) until 31/3/09

•	Fellow of AIMM

•	Member Chartered Institute of Transport
MEMBERSHIPS & DIRECTORSHIPS — Past:
•	President & Director Australian Mines & Metals Association (AMMA)

•	Vice-President Chamber of Minerals & Energy WA

•	Member of Chartered Institute of Logistics & Transport
Government Advisory:
•	Federal Government Energy White Paper High Level Consultative Group until 31/3/09

•	South Australian Government — RESIC (Resources & Energy Sector Infrastructure Council) until 31/3/09
EDUCATION:
Bachelor of Metallurgy — University of Wollongong 1980
MBA — University of Wollongong 1990
Senior Executive Programme — London Business School 1998

Page 4.

CHIEF EXECUTIVE
SERVICE CONTRACT
LIHIR SERVICES AUSTRALIA PTY LIMITED
(ACN 116 067 611)

2.

26. GENERAL PROVISIONS	18

27. CONFIDENTIALITY OF TERMS OF EMPLOYMENT	19

28. LGL RESOLUTION	19

3.

THIS EMPLOYMENT AGREEMENT is made between the following parties:
LIHIR SERVICES AUSTRALIA PTY LIMITED (ACN 116 067 611) of Level 9, 500 Queen Street Brisbane Qld 4000 (“Company”);
And
LIHIR GOLD LIMITED (ARBN 069803998) of Level 7 Pacific Place Cnr Champion Parade and Musgrave Street Port Moresby Papua New Guinea (“LGL”);
And
THE EXECUTIVE whose details are specified in Item 1 of Schedule A (“you/your”)
THE PARTIES AGREE as follows:
1. DEFINITIONS AND INTERPRETATION
1.1	In this agreement unless the contrary intention appears:
Board of Directors means the Board of Directors of LGL.
Chairman means the person from time to time holding the position of Chairman of LGL.
Complying Superannuation Fund means a superannuation fund for the purpose of the Superannuation Industry (Supervision) Act 1993 (Cth).
Confidential Information means all information, ideas, concepts, data, know-how and trade secrets (whether or not it is described as confidential) in any form or medium concerning any past, present or future business, operations or affairs of the Group including, without limitation:
(i)	information that would be of commercial value to any of the LGL’s competitors or those of the Group;

(ii)	all technical or non-technical data, formulae, patterns, programs, devices, methods, techniques, plans, drawings, models and processes, source and object code, software and computer records;

(iii)	all business and marketing plans and projections, details of agreements and arrangements with third parties, and customer and supplier information and lists;

(iv)	all financial information, performance and profitability reports, pricing schedules and structures, budgets, product margins and costs, remuneration details and investment outlays;

(v)	all information concerning any employee, customer, contractor or agent of the Group;

(vi)	formulae, scientific and technical information, plans and product specifications;

4.

(vii)	the Group’s policies and procedures;

(viii)	all information contained in this agreement; and

(ix)	documents and other records incorporating Confidential Information, but excludes information that has come into the public domain other than by a breach of this agreement.
Designated Company means a corporate entity that directly or indirectly derives more than 40% of its revenue from gold mining, production or refining being a corporate entity (solely or which in a corporate group) has a market capitalisation similar to or greater than the market capitalisation of LGL at the date the relevant event occurs.
Effective Date means the date specified in Item 4 of Schedule A.
Fundamental Change means a change where:
(i)	you cease to hold the position described in Item 2 of Schedule A of the Group or of the merged group of corporations (as the case may be); or

(ii)	your duties, status or authority are materially diminished (including by way of change in reporting lines); or

(iii)	LGL’s securities cease to be listed on the Australian Securities Exchange (or other recognised stock exchange); or

(iv)	when you have been employed by the Company for less than 12 months, you are required to change the location of your employment base from the city specified in Item 3(a) of Schedule A; or

(v)	you are required to change the location of your employment base from the country specified in Item 3 (b) of Schedule A, unless:
(i)	you consent to the cessation or diminution (as the case may be) prior to its occurrence; or

(ii)	the cessation or diminution occurs because of illness or injury that renders you incapable of performing the functions associated with the position described in Item 2 of Schedule A; or

(iii)	the cessation or diminution occurs because the Company terminates your employment pursuant to clause 14.1, clause 14.3 or clause 14.4 or because you resign other than pursuant to clause 14.6 or

(iv)	you consent to the required change in location of your employment.
Group means the Company and any Group Company.

5.

Group Company means a company which is a related body corporate (as that term is defined by the Corporations Act 2001 (Cth) as amended from time to time) to the Company.
Initial TFR means the amount specified in Item 7(a) of Schedule A.
Intellectual Property Rights means all present and future intellectual property rights anywhere in the world including without limitation:
(a)	patents, copyright, registered designs, trademarks, trade secret, know-how, trade or business or company name and the right to have Confidential Information kept confidential; and

(b)	any application or right to apply for registration of any of those rights.
Letter of Employment means the current (or if there is no current, the most recent) letter of employment between you and the Company.
Long Term Incentive Plan means the Lihir Executive Share Plan pursuant to which particular executives of the Group are awarded a long term incentive comprising Share Rights or Restricted Shares.
LTI means the Share Rights incentive provided or to be provided to you under the Long Term Incentive Plan.
Month means calendar month.
Moral Rights means rights of integrity of authorship, rights of attribution of authorship, rights not to have authorship falsely attributed and rights of a similar nature, that exist, or may come to exist, anywhere in the world in all materials made or to be made by you in the course of your employment.
Position has the meaning set out in Item 2 of Schedule A.
Restricted Shares has the same meaning as in the Long Term Incentive Plan.
Share Rights has the same meaning as in the Long Term Incentive Plan.
Short Term Incentive Plan means the terms and conditions pursuant to which particular employees of the Group are paid a short term incentive comprising a bonus or restricted shares.
STI means the cash incentive provided or to be provided to you under the Short Term Incentive Plan.
TFR has the meaning ascribed to that term in clause 6.1.
1.2	In this agreement:
(i)	clause headings are inserted for convenience of reference only and shall be ignored in the interpretation of this agreement;

6.

(ii)	unless the context otherwise indicates:

(iii)	references to a clause, schedule or attachment are to be construed as references to a clause of or schedule or attachment to this agreement;

(iv)	references to (or to any specified provision of) this agreement are to be construed as references to that provision or this agreement as amended or substituted with the agreement of the relevant parties and in force at any relevant time;

(v)	a reference to “$” or “dollars” is to Australian currency.

(vi)	references to any statute, ordinance or other law include all regulations and other instruments thereunder and all consolidations, amendments, re-enactments or replacements thereof; and

(vii)	words importing the singular include the plural and vice versa, words importing a gender include other genders and vice versa and references to a person are to be construed as references to an individual, firm, body corporate and association (whether incorporated or not).
2. EMPLOYMENT AND TERM
2.1	You are employed in the Position by the Company.

2.2	This agreement takes effect on and from the Effective Date and continues for the period specified in Item 5 of Schedule A

2.3	Unless the parties otherwise agree in writing prior to that date, the employment relationship between you and the Company will terminate on the date specified in Item 5 of Schedule A provided that this will not affect the operation of clauses 15 to 28 inclusive..

2.4	You acknowledge that this agreement forms the basis of your terms and conditions of employment regardless of the position in which you work unless and until it is replaced.
3. DUTIES & RESPONSIBILITIES
3.1	In the performance of your duties you are required to:
(i)	carry out your duties at all times in a competent, professional, courteous and diligent manner;

(ii)	comply with all lawful orders and instructions given to you by the Chairman and the Board of Directors;

(iii)	devote the whole of your time, attention and skill as is necessary to carry out your duties; and

(iv)	promote the interests of LGL and the Group.

7.

3.2	Except with the prior written consent of the Chairman, you must not:
(i)	have any direct or indirect financial interest in any entity or body that would compromise the duties required of you;

(ii)	hold any directorship or other office or accept any appointment to any other entity or body; or

(iii)	become an employee, agent or contractor of another person.
3.3	Any fees which are payable to you in respect of services performed outside of the Company will be paid directly in full to either the Company or another Group Company unless otherwise agreed by the Chairman.
4. LOCATION
4.1	You will be based in the country and city or location described in Item 3 of Schedule A. Without prejudice to your rights under this agreement your duties may require you to work at different locations from time to time, both interstate and overseas.

4.2	Class of travel and reimbursement of expenses will be provided in accordance with the Company and/or Group’s travel policy.
5. RECOGNITION OF SERVICE
5.1	The Company recognises the date specified in Item 6 of Schedule A as the commencement date of your employment with the Company for all purposes.
6. REMUNERATION
6.1	Your initial total fixed remuneration (“TFR”) and its component parts are specified in Item 7 (a) of Schedule A. The Initial TFR will apply for a period of 1 year commencing on the Effective Date.

6.2	The Company will pay the annual salary component of your TFR in equal monthly instalments directly into a financial institution account nominated by you and acceptable to the Company.

6.3	The minimum superannuation contribution as required by applicable legislation will be made on your behalf from your TFR to avoid the Company being liable for a charge under the Superannuation Guarantee Legislation. To avoid doubt, your TFR includes any superannuation contribution which the Company is required to make.

6.4	Your TFR has been calculated to compensate you for all hours worked and you are not entitled to any form of overtime payment.

6.5	Subject to performance, your TFR will increase on each 12 month anniversary of the Effective Date during the term of this agreement as detailed in Item 7(b) of Schedule A.

6.6	The Company will review your TFR between the second and third year of your employment under this agreement and, consequently, the TFR figures detailed in Item

8.

7(b) may be varied by mutual agreement (to be undertaken by the parties in good faith) if the Board of Directors , having regard to advice from LGL’s external remuneration advisors, believes that any such TFR is materially different to the TFR paid to chief executives of other companies similar in size and complexity to LGL
7. OTHER BENEFITS
7.1	The Company currently offers both a Short Term Incentive Plan and a Long Term Incentive Plan and you are eligible to participate in those plans by invitation, as long as they continue in existence (and in any replacement or substitute plans).

7.2	Your STI opportunity for the first year of this agreement will be calculated by reference to the percentage specified in Item 7(c) of Schedule A. Your STI for 2010 will, irrespective of the Effective Date, be calculated on the basis that you have been employed for a full 12 months during that year.

7.3	Your LTI opportunity for the first year of this agreement will be calculated by reference to the percentage specified in Item 7(e) of Schedule A. Subject to approval by LGL’s 2010 annual meeting, you will be granted an initial allocation of Share Rights following the Effective Date. The number of Share Rights that will be granted to you in the initial allocation is specified in Item 7(e) of Schedule A. This represents your LTI for 2010. You will not be entitled to any other LTI for 2010. If for any reason LGL’s annual meeting does not approve your LTI for 2010, the Company will in good faith negotiate an alternative arrangement with you.

7.4	In relation to your STI and/or LTI opportunity in the second and subsequent years of this agreement, while expected to be at similar levels to the levels specified in Item 7(c) and Item 7(d) respectively, the operation of the Short Term Incentive Plan and Long Term Incentive Plan, including the terms of participation and the potential value of the opportunity under these plans, are at the discretion of the Board of Directors.

7.5	You will be required to undertake regular medical examinations at the cost of the Company.
8. EXPENSES
8.1	You will be reimbursed for all reasonable business related expenses properly incurred in the performance of your duties and in accordance with Company and/or Group policies. Those expenses must be evidenced in the manner that the Company reasonably requires and approved by the Chairman periodically.
9. ANNUAL LEAVE, LONG SERVICE LEAVE & PUBLIC HOLIDAYS
9.1	You are entitled to four weeks annual leave which may be taken in accordance with the Fair Work Act 2009 (Cth).

9.2	You are entitled to long service leave in accordance with the Industrial Relations Act 1999 (Qld).

9.

9.3	The Company may direct you to take your annual leave if you accrue an excessive amount of annual leave, or during any period the Company shuts down a part of the business where you work (eg during the Christmas period).

9.4	You are expected to take your long service leave as and when it falls due subject to the requirements of the Company’s business. The Company may give you three month’s notice requiring you to take accrued long service leave at any time after that date, including over the Christmas period.

9.5	You are entitled to the public holidays proclaimed in the place specified in Item 3 of Schedule A.
10. PERSONAL/CARER’S LEAVE
10.1	You are entitled to 10 days personal/carer’s leave each year in accordance with the Fair Work Act 2009 (Cth), which may be taken as sick leave or carer’s leave.

10.2	Subject to clause 14.3, you are entitled to your full TFR and the other benefits specified in clause 7 when absent on personal/carer’s leave provided that you produce to the Company the appropriate documentary evidence as required by the Company and the Fair Work Act 2009 (Cth).
11. OTHER LEAVE
11.1	You are entitled to other forms of leave (such as compassionate leave or parental leave) in accordance with the Fair Work Act 2009 (Cth) and Company and/or Group policy.
12. PERFORMANCE REVIEW
12.1	The Chairman will conduct a formal review of your performance annually. You must participate fully in any performance review as required by the Company. In addition to the annual performance review, the Chairman will, at other times during the year, provide you with regular feedback on your performance.
13. CONFIDENTIAL INFORMATION
13.1	Subject to clause 13.2 you:
(i)	must not use, disclose or copy Confidential Information in any form or in any manner; and

(ii)	must use your best endeavours, including keeping such information in a safe place and implementing adequate security measures, to ensure that third parties do not use, disclose or copy Confidential Information, except for the purpose of and to the extent necessary to perform your employment duties.
13.2	The obligations in clause 13.1 do not apply if:
(i)	the Chairman has agreed in writing to the specific disclosure, use or copying of Confidential Information; or

10.

(ii)	disclosure of specific Confidential Information is required to comply with any applicable law.
13.3	You must immediately notify the Chairman if:
(i)	you become aware of any breach of the obligations in clause 13.1; or

(ii)	you are lawfully obliged to disclose any Confidential Information to a third party and must comply with the Board of Directors’ lawful directions in relation to the disclosure.
13.4	Your obligations under this clause 13 continue after your employment ends.

13.5	Since breach of this clause may diminish the value of the Confidential Information, you acknowledge that the Company and/or the Group will be entitled to monetary damages and/or equitable relief, including but not limited to injunctive relief and specific performance.
14. TERMINATION OF EMPLOYMENT
14.1	(Termination With Cause)
The Company may immediately terminate your employment without notice and without payment (other than in respect of accrued annual leave, long service leave and other entitlements accrued at law or in contract) if:
(i)	in the opinion of the Board of Directors, you:
i.	wilfully breach any provision of this agreement;

ii.	wilfully neglect the discharge of your duties;

iii.	engage in any other conduct (either inside or outside of the workplace) which may adversely affect the reputation of the Group;

iv.	wilfully disobey a lawful direction; or

v.	commit any other act which at common law would entitle the Company to terminate your employment without notice or payment in lieu of notice; or

vi.	are convicted of any offence that affects your suitability for the Position,
(ii)	you become bankrupt or make an arrangement or composition with creditors.
14.2	(Termination Due To Poor Performance)
The Company may terminate your employment by giving you 2 months’ written notice or 2 months’ payment in lieu of notice, or a combination of notice and payment in lieu of notice if you fail to improve your performance to the satisfaction of the Chairman within a reasonable period of time after the Chairman has notified you that your performance is unsatisfactory. The Company will pay your entitlements in respect of annual leave, long service leave and any other accrued entitlements at law or in contract.

11.

14.3	(Termination Because Of Inability To Perform Duties Owing To Illness, Injury Or Incapacity)
The Company may terminate your employment by giving you 2 months’ written notice or 2 months’ TFR in lieu of notice, or a combination of notice and payment in lieu of notice, if:
(i)	As a result of illness or injury you are sick and unable to substantially perform your duties continuously for 3 months or more; or

(ii)	As a result of illness or injury you are sick and unable to substantially perform your duties for 3 months or more in aggregate in any period of 12 months.
Following termination in accordance with this clause 14.3 you may be entitled to additional benefits in accordance with clause 14.8 or clause 14.9. The Board of Directors may at its entire discretion approve such other arrangements for you as it considers appropriate.
14.4	(Termination Without Cause)
(i)	The Company may at any time terminate your employment for any reason and without cause by giving you 2 months’ written notice or 2 months’ TFR in lieu of notice. On termination of your employment the Company will pay you an amount equivalent to 12 months’ TFR or, if the unexpired term of this agreement is less than 12 months, your TFR for the unexpired term of this agreement, whichever is the lesser. This payment is in addition to payments in lieu of notice and payments for accrued entitlements in respect of annual leave, long service leave or any other accrued entitlements whether at law or in contract.

(ii)	Following termination in accordance with clause 14.4(a) you may be entitled to additional benefits in accordance with clause 14.8 or clause 14.9.
14.5	(Resignation by Employee)
(i)	You may resign from your employment by giving the Company 2 months’ written notice.

(ii)	If you resign under this clause 14.5, the Company may choose:
(i)	to retain your services during the notice period; or

(ii)	not to retain your services for some or all of the notice period and to make a payment in lieu of notice for the part of the notice period for which you are not retained.
If you resign without giving the Company the notice required by this clause, you irrevocably authorise and direct the Company to withhold from, or set off against, any Salary and other payments that are payable to you, to the value of the notice not given. The Company will pay your entitlements in respect of annual leave, long service leave and any other accrued entitlements at law or in contract. The Board of Directors may at its entire discretion approve such other arrangements for you as it considers appropriate
14.6	(Fundamental Change)

12.

If a Fundamental Change occurs you may elect to terminate your employment by giving the Company 2 months’ written notice.
If you provide such notice:
(i)	the Company may terminate your employment immediately or at any time during the notice period and pay you a lump sum representing the value of your TFR for the remainder of the notice period; and

(ii)	the Company will on termination of your employment pay you an amount equivalent to 12 months’ TFR or, if the unexpired term of this agreement is less than 12 months, your TFR for the unexpired term of this agreement, whichever is the lesser. This payment is in addition to payments in lieu of notice and payments for accrued entitlements in respect of annual leave, long service leave or any other accrued entitlements whether at law or in contract.

(iii)	Following termination in accordance with this clause 14.6 you may be entitled to additional benefits in accordance with clause 14.8 or clause 14.9.
14.7	(Non Attendance At Option Of Company)
For all or part of your notice period under clause 14.5 or clause 14.6 (or at any time during your employment), the Chairman may direct you:
(i)	not to attend for work at the Company’s premises;

(ii)	to attend for work at a different location to your usual work location;

(iii)	to perform no work; or

(iv)	to perform designated duties, whether or not these duties form part of your usual role.
Your obligations under this agreement continue to apply during any notice period.
14.8	(Short Term Incentive)
On termination of your employment pursuant to clause 14.3, clause 14.4, clause 14.5 or clause 14.6, the Company will, on the date your employment terminates, pay you a short term incentive:
(i)	in respect of the 12 months ending 31 December in the year immediately preceding the date on which your employment terminates; and

(ii)	in the case of termination pursuant to clause 14.3, clause 14.4 or clause 14.6 only, if your employment terminates during any year, pro rata in respect of the period you were employed during that year.
For the avoidance of doubt you are not entitled to receive more than one short term incentive in respect of the same period of 12 months. The amount of the short term incentive payable to you in accordance with this clause 14.8 will be determined by the Board of Directors having regard to your performance and/or any applicable key performance indicators.

13.

14.9	(Long Term Incentive)
On termination of your employment pursuant to clause 14.3, clause 14.4, clause 14.5 or clause 14.6 and notwithstanding anything in the Long Term Incentive Plan to the contrary, you are automatically and immediately entitled to:
(i)	all current vested and unexercised Share Rights (if any) already awarded to you; and

(ii)	all Restricted Shares (if any) that have been acquired by you upon exercise of vested Share Rights; and

(iii)	in the case of termination pursuant to clause 14.4 or clause 14.6 only, that number of current unvested Share Rights in each tranche of Share Rights that have been issued to you at stretch case calculated in accordance with the formula in Item 8 of Schedule A.
14.10	(Suspension)
The Company may at any time suspend you for any reason if the Board of Directors considers this to be in the best interests of the Company and/or the Group. During the period of your suspension the Company will continue to remunerate you in full in accordance with clause 6 and clause 7.
14.11	(Payment in lieu of notice)
Any payment in lieu of notice under this clause 14 is on basis of TFR only, unless otherwise stated.
15. RETURN OF PROPERTY
15.1	Immediately on your employment ending or at any other time requested by the Company, you must return to the Company or its authorised representative:
(i)	all property belonging to the Company or the Group (for example, cards, keys, motor vehicles, mobile telephones, computers, equipment and materials) that you have or can reasonably obtain; and

(ii)	all property that you have (or can reasonably obtain) that contains Confidential Information.
15.2	In this clause, property includes anything on which the information is recorded, for example, documents, computer discs and computer records.
16. RESIGNATION FROM OFFICES
16.1	Immediately on your employment ending, you must resign from all directorships, offices and positions that you hold in the Company or Group or any other body or entity in connection with your employment.

14.

16.2	If you do not immediately resign from all directorships, offices and positions, you authorise the Chairman to do all things and execute all documents necessary on your behalf to give effect to these resignations.
17. SHARE TRADING
You must comply with the Company’s Securities Dealing Policy as approved by the Board of Directors. A copy of the current Securities Dealing Policy is Attachment A to this Agreement.
18. INTELLECTUAL PROPERTY AND MORAL RIGHTS
18.1	You agree that the Company will own all Intellectual Property Rights in any ideas, improvements, reports, proposals and other materials created or generated by you in the course of your employment and to the extent necessary to give effect to this clause, you agree to assign all such Intellectual Property Rights to the Company.

18.2	To the extent permitted by applicable law, you unconditionally:
(i)	consent to any act or omission that would otherwise infringe your Moral Rights, whether occurring before or after this consent is given; and

(ii)	waive all of your Moral Rights that you may have worldwide,
for the benefit of the Company and the Group.
18.3	You must, on request by the Company, do all things and sign all documents necessary to give effect to this clause, including without limitation anything necessary to assist the Company to obtain registration of any Intellectual Property Rights.

18.4	Your obligations under this clause continue after your employment ends.
19. PROTECTION OF GOODWILL AND CONFIDENTIAL INFORMATION
19.1	You acknowledge that:
(i)	during your employment you will acquire experience, Confidential Information, trade secrets and particular skills in the affairs, practices, client requirements and trade connections of the Company and the Group;

(ii)	because of the commercial importance to the Company and the Group of this knowledge, information and other matters, the Company wishes to ensure that during your employment and after the termination of your employment with the Company you do not use the knowledge, information and other matters for your benefit or the benefit of others to the detriment of the Company and/or the Group and in violation of their rights; and

(iii)	because of your position within the Company and the knowledge, information and other matters, which you will acquire in carrying out your duties, it is impossible for you to take part in the activities referred to in clause 19.2 or 19.3 without using that knowledge, information and other matters.

15.

19.2	You must not, during your employment, otherwise than in the normal course of carrying out your duties:
(i)	induce, encourage or solicit any employee, contractor or agent of the Company or Group to terminate their engagement with the Company or Group;

(ii)	induce, encourage or solicit any customer, client or supplier of the Company or Group to end or restrict their trade relationship with the Company or Group.
19.3	For the period specified in Item 9 of Schedule A following the termination of your employment for whatever reason in the location specified in Item 10 of Schedule A you must not, without the written permission of the Chairman, on your own account or for any other person or firm directly or indirectly:
(i)	induce, encourage or solicit any employee of the Company or of any other member of the Group to terminate their engagement with the Company or other Group member;

(ii)	employ or engage (either directly or indirectly), any employee of the Company or any other member of the Group or any employee of a contractor or agent of the Group; or

(iii)	be associated with or engaged or be interested in any business or activity which competes, directly or indirectly, with any business in which the Group is or may become involved.
19.4	For the period specified in Item 9 of Schedule A following termination of your employment for whatever reason you will not:
(i)	be or become an employee of or a consultant or adviser to a Designated Company;

(ii)	participate in or provide advice in respect of any proposed takeover of or acquisition of a relevant interest in securities in LGL by a Designated Company;

(iii)	conduct, carry on or promote a business (whether on his own account, in partnership, in joint venture or as employee or agent of, or manager for, any other person or other entity) which involves or is associated with a Designated Company;

(iv)	acquire an interest in a Designated Company directly or through any interposed body corporate, trust or partnership) as trustee, principal, agent, shareholder, unit holder, independent contractor, consultant, adviser or in any other capacity.
19.5	You and the Company consider the restraints contained in this clause 19 to be reasonable and necessary to protect the legitimate interests of the Company and the Group and intend the restraints to operate to the maximum extent.

19.6	If any restriction under this clause 19 is found by a court of competent jurisdiction to be void, invalid or otherwise unenforceable, but would be valid and enforceable

16.

if part of the wording of this clause 19 was deleted or modified and/or the period referred to in this clause was reduced, the restriction applies with the modification required to make this clause valid and enforceable.

19.7	You acknowledge that damages would be an inadequate remedy for breach or threatened breach of the obligations contained in this clause 19 and the Company shall (for itself and on behalf of the Group) be entitled to injunction or other equitable relief.

19.8	Your obligations under this clause continue after termination of your employment.
20. COMPANY POLICIES
20.1	You must comply with any policies of the Company or Group, as amended from time to time and the Company’s Code of Conduct. Breach of a Company or Group policy or of the Code of Conduct may lead to disciplinary action being taken against you including termination of your employment. A copy of the current Code of Conduct is Attachment B to this Agreement.
21. DISPUTE RESOLUTION
21.1	If a dispute arises about your employment with the Company, the matter should be initially discussed between you and the Chairman.

21.2	If the parties do not resolve the dispute by discussion in accordance with clause 21.1, and no other process for resolution is agreed, the parties may refer the dispute to mediation.

21.3	The mediator will be appointed by agreement of the parties or, failing agreement, by the Australian Commercial Dispute Centre.

21.4	The mediator’s role is to assist the parties to resolve the dispute by negotiation. The mediator will have no decision making powers, nor will the mediator make formal recommendations.

21.5	The costs of mediation will be borne equally by the parties unless otherwise agreed.
22. COMPLIANCE WITH APPLICABLE LAWS
22.1	You are required to comply with all applicable laws relating to your employment including laws relating to occupational health and safety, anti-discrimination and harassment.
23. MONITORING AND SURVEILLANCE
23.1	You consent to the monitoring, recording and surveillance of all communications and use of information technology systems and electronic resources in the course of your employment.

23.2	You must comply with all applicable laws and company policies relating to the use of all communications, information technology and electronic resources.

17.

24. PRIVACY
24.1	You must comply with all obligations regarding the use and disclosure of personal and health information in accordance with applicable privacy and health laws and company policy.

24.2	You consent to the Company collecting, using and disclosing your personal and health information, for any lawful purpose relating to your employment. You consent to the Company transferring the personal and health information outside New South Wales and Australia in the course of the Company’s business activities.

24.3	You consent to the Company disclosing personal and health information about you to other persons who may collect, use or disclose the information for any lawful purpose relating to your employment. These persons include the Australian Tax Office, Superannuation Fund Trustee and Administrators, contractors, bankers, insurers, medical or occupational practitioners, laboratory analysts, investigators, financial and legal advisers, potential purchases on sale of business, law enforcement bodes and regulatory authorities.
25. MEDICAL EXAMINATIONS
25.1	You agree to participate fully in medical examinations and drug and alcohol testing (at the Company’s cost) as required by the Company.
26. GENERAL PROVISIONS
26.1	This agreement constitutes the whole agreement between the parties concerning your employment with the Company and supersedes any and every prior agreement or understanding between the Company and you touching upon the subject of your employment whether oral or written or partly oral and partly written and except as expressly provided within this agreement no prior agreement or understanding shall be referred to or be considered in any proceedings or disputes between the parties to assist in or determine the interpretation of this agreement or to determine the rights, obligations and privileges of the parties, or otherwise.

26.2	If a court decides that part of this agreement is invalid or unenforceable, that part of the agreement will be modified (if possible) so that it is enforceable. If that part cannot be modified, it will be severed and the rest of the agreement will continue to operate.

26.3	This agreement will be governed by the laws of the place specified in Item 11 of Schedule A. The parties submit to the non-exclusive jurisdiction of the courts of the place specified in Item 11 of Schedule A.

26.4	The parties consider the obligations, restrictions and restraints in this agreement to be reasonable in all the circumstances. The obligations, restrictions and restraints in this agreement are separate, distinct and severable so that the unenforceability of any obligation, restriction or restraint will not affect the enforceability of any obligation, restriction or restraint.

18.

26.5	If the Company fails or omits at any time to enforce or require strict or timely compliance with any provision of this agreement, the failure or omission will not affect or impair:
(i)	that provision in any way; or

(ii)	the Company’s right to avail itself of any remedies it may have.
26.6	This agreement may not be changed or modified in any way subsequent to its execution except in writing signed by the Company and you.

26.7	Any notice or other communication by a party under this agreement must be:
(i)	delivered to the address shown at the commencement of this agreement, or to any other address as one party may notify to the other from time to time; or

(ii)	sent by ordinary post, facsimile, telegram or cable to the address shown at the commencement of this agreement or to any other address as one party may notify to the other from time to time.
27. CONFIDENTIALITY OF TERMS OF EMPLOYMENT
27.1	You must maintain confidentiality with respect to your terms and conditions of employment as contained in this agreement and your Letter of Employment. You may however disclose these terms and conditions to your legal and financial advisers and members of your immediate family, provided that they are informed of the confidentiality attaching to these terms and conditions.
28. LGL RESOLUTION
28.1	LGL being the sole shareholder in the Company and by executing this agreement resolves to approve the terms of this agreement, including without limitation the provisions of clause 14 (Termination of Employment) in accordance with section 200E and section 249B of the Corporations Act.

19.

EXECUTED by Lihir Services Australia
Pty Limited on [insert date]

Signature of director	Signature of director/secretary

Name	Name

EXECUTED by Lihir Gold Limited on
[insert date]

Signature of director	Signature of director/secretary

Name	Name

SIGNED by [name of executive] on [insert
date] and in the presence of:

Signature of party

Signature of witness

Name

20.

Schedule A
Contract Variables
Item 1
(Name & Address of Executive)
Item 2
(Position held by Executive)
Managing Director and Chief Executive Officer of LGL and the Group
Item 3
(Principal city and country where Executive is to work)
(a)	City — Brisbane

(b)	Country — Australia
Item 4
(Effective Date)
Item 5
(Term)
5 years
Item 6
(Commencement Date)
Item 7(a)
(Initial TFR)
A$ 1,700,000. 00
Item 7(b)
(TFR For Subsequent Years)
Year 2: A$ 1,800,000.00
Year 3: A$ 1,900,000.00
Year 4: A$ 2,000,000.00
Year 5: A$ 2,100,000.00

21.

Item 7(c)
(STI Opportunity)
60% of current TFR
Item 7(d)
(LTI Opportunity)
For achieving the target case: 100.00% of current TFR
For achieving the stretch case: 240.00% of current TFR
Item 7(e)
(Initial Grant of Share Rights)
SR = TFR x Stretch LTI% / VWAP
Where:
“SR” is the initial number of unvested Share Rights that the Employee is entitled to in accordance with clause 7.3 ;
“TFR” is the Initial TFR as specified in Item 7(a) of this Schedule ;
“Stretch LTI%” is the percentage for achieving the stretch case for the purposes of the LTI Opportunity as specified in Item 7(d) of this Schedule ; and
“VWAP” is the 5 day weighted average trading price of LGL shares (up to and including the date of the announcement of the Initial Grant of Share Rights).
Item 8
(Entitlement to Unvested Share Rights at Stretch Case)
A = SR X B/C
Where:
“A” is the number of unvested Share Rights in each tranche that the Employee is entitled to in accordance with clause 14.9;
“SR” is the number of unvested Share Rights in each tranche that have been issued to the Employee at stretch case;
“B” is the number of days in the vesting period for the particular tranche of unvested Share Rights that have elapsed at the time employment terminates; and

22.

“C” is the duration of the vesting period for the particular tranche of unvested Share Rights.
Item 9
(Duration Of Post
Employment
Restraint)
12 months
Item 10
(Geographical Area
Of Post Employment
Restraint)
Papua New Guinea, Australia, Cote d’Ivorie
Item 11
(Country, State Or
Province The Laws And Courts
Of Which Are Imported Into
This Agreement)
Queensland, Australia.

23.

Attachment A
[ Insert Securities Trading Policy]

24.

Attachment B
[Insert code of Conduct]

25.